FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 15 March 2004

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1. February Traffic and Capacity Statistics 3 March 2004
2. S198 Barclays March 2004
3. S198 Standard Life March 2004
4. S198 Wellington March 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date: 15 March 2004
Sarah BillingtonManager Shareholder Services

TRAFFIC AND CAPACITY STATISTICS February 2004

Summary of the headline figures

The months figures, when compared to the same month last year, are distorted by the extra day of flying (as 2004 is a leap year) and by the weak base, which was negatively impacted by armoured tanks at Heathrow and impending war with Iraq.

In February 2004, passenger capacity, measured in Available Seat Kilometres, was 9.3 per cent above February 2003 and traffic, measured in Revenue Passenger Kilometres, was higher by 7.1 per cent. This resulted in a passenger load factor down 1.4 points versus last year, to 68.8 per cent. The increase in traffic comprised a 9.8 per cent increase in premium traffic and a 6.6 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 25.4 per cent. Overall load factor rose 0.4 points to 66.8 per cent.

Market conditions

Market conditions are unchanged. Longhaul premium volumes continue above last years levels, and shorthaul premium remains weak. Non premium traffic volumes remain very sensitive to yield.

Strategic Developments

British Airways reported a pre-tax profit of £125 million for the three months to December 31, 2003 against a pre-tax profit of £25 million for the same period last year. The three month pre-tax figures took the results for the nine months to a profit of £185 million (2002: £335 million profit). Operating profit for the quarter was £138 million (2002: £53 million). For the nine months, operating profit was £373 million (2002: £459 million).

British Airways announced the restructuring its call centre operation in the UK in response to the growing number of customers who book flights on the airlines website and the declining number of calls handled. Telephone calls to the airlines five call centres in the UK have fallen by 34 per cent in the last two years from 13 million to 8.5 million per year as the popularity of the internet continues to grow. The airline has already reduced the number of staff employed in its UK call centre operation from 2,300 in 2001 to 1,400 today.

British Airways added further US destinations to its network through its codeshare arrangement with American Airlines, bringing the total number of codeshare routes added to the British Airways network to 90.

British Airways announced the launch of wireless internet connections at 80 of its main customer lounges around the world that will enable customers to have broadband internet access. BT will place the latest wireless technology around the lounges which means customers can sit where they choose and still have access to the Internet or their companys computer systems.

March 3, 2004

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

Month of February Financial year to date
April through February
BRITISH AIRWAYS GROUP Change Change
SCHEDULED SERVICES 2004 2003 (%) 2004 2003 (%)
Passengers carried (000)
UK/Europe 1711 1727 -0.9 22397 22649 -1.1
Americas 491 465 +5.6 6475 6123 +5.7
Asia Pacific 129 113 +13.7 1344 1431 -6.1
Africa and Middle East 247 220 +12.2 2579 2368 +8.9
Total 2578 2525 +2.1 32794 32572 +0.7

Revenue passenger km (m)
UK/Europe 1420 1359 +4.5 18895 18270 +3.4
Americas 3294 3159 +4.3 43267 41319 +4.7
Asia Pacific 1337 1171 +14.1 14207 14645 -3.0
Africa and Middle East 1658 1510 +9.8 17293 16025 +7.9
Total 7709 7199 +7.1 93662 90257 +3.8

Available seat km (m)
UK/Europe 2331 2179 +7.0 28305 27109 +4.4
Americas 4900 4521 +8.4 57412 56372 +1.8
Asia Pacific 1762 1566 +12.5 19492 18920 +3.0
Africa and Middle East 2208 1983 +11.3 23372 22501 +3.9
Total 11202 10249 +9.3 128580 124902 +2.9

Passenger load factor (%)
UK/Europe 60.9 62.4 -1.5 pts 66.8 67.4 -0.6 pts
Americas 67.2 69.9 -2.7 pts 75.4 73.3 +2.1 pts
Asia Pacific 75.9 74.8 +1.1 pts 72.9 77.4 -4.5 pts
Africa and Middle East 75.1 76.1 -1.0 pts 74.0 71.2 +2.8 pts
Total 68.8 70.2 -1.4 pts 72.8 72.3 +0.5 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK) 405 323 +25.4 4049 3846 +5.3
Total RTK 1172 1042 +12.4 13420 12887 +4.1
Available tonne km (m) 1754 1569 +11.8 19898 19250 +3.4

Overall load factor (%) 66.8 66.4 +0.4 pts 67.4 66.9 +0.5 pts
* Comparative numbers from 1 July 2002 have been adjusted to remove the impact of dba following its disposal on 30 June 2003

Certain information included in this statement is forward looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward looking statements include, without limitation, projections relating to results of operations and financial conditions and the Companys plans and objectives for future operations, including, without limitation, discussions of the Companys Future Size and Shape programme, expected future revenues, financing plans and expected expenditures and divestments. All forward looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Companys forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Companys SEC filings, including, without limitation the Companys Report on Form 20-F for the year ended March 2003.
Investor Relations
Waterside (HCB3)
PO Box 365
Harmondsworth
UB7 OGB
Tel: +44 (0) 20 8738 6947
Fax: +44(0) 20 8738 9602

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that persons spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

ALMIXFTTL 18048 CHASE MANHATTAN 44,033
ASUKEXTTL 20947 CHASE MANHATTAN 16,525,237
Bank of Ireland 151,003
BARCLAYS CAPITAL NOMINEES LTD 1,688,120
Barclays Trust & Co & Others 1,375
Barclays Trust Co E99 1,152
Barclays Trust Co R69 275
BLENTFUKQ 17011 CHASE MANHATTAN 8,768
BLENTFUKQ 16344 CHASE MANHATTAN 106,873
BLENTPUKQ 16345 CHASE MANHATTAN 148,203
BLEQFDUKQ 16331 CHASE MANHATTAN 278,456
BLEQPTUEA 16341 CHASE MANHATTAN 136,510
BLEQPTUKQ 16341 CHASE MANHATTAN 705,790
BLEQPTUKQ 16338 CHASE MANHATTAN 37,840
BLEQPTUKQ 16342 CHASE MANHATTAN 65,109
BLEQPTUKQ 16400 CHASE MANHATTAN 9,725,941
CHATRKTTL 16376 CHASE MANHATTAN 559,488
Clydesdale Nominees 4,080
Clydesdale Nominees 300
INVESTOR BANK AND TRUST CO 60,237
INVESTOR BANK AND TRUST CO 2,584,098
INVESTOR BANK AND TRUST CO 814,026
INVESTOR BANK AND TRUST CO 135,629
INVESTOR BANK AND TRUST CO 4,483,379
INVESTOR BANK AND TRUST CO 1,105,441
INVESTOR BANK AND TRUST CO 452,842
INVESTOR BANK AND TRUST CO 5,026
INVESTOR BANK AND TRUST CO 76,986
INVESTOR BANK AND TRUST CO 539,520
INVESTOR BANK AND TRUST CO 5,602
INVESTOR BANK AND TRUST CO 363,105
INVESTOR BANK AND TRUST CO 7,430
INVESTOR BANK AND TRUST CO 15,321
JPMORGAN CHASE BANK 375,282
JPMORGAN CHASE BANK 103,667
JPMORGAN CHASE BANK 15,962
JPMORGAN CHASE BANK 7,153
JPMORGAN CHASE BANK 62,836
JPMORGAN CHASE BANK 47,307
JPMORGAN CHASE BANK 68,269
JPMORGAN CHASE BANK 58,338
JPMORGAN CHASE BANK 16,827
JPMORGAN CHASE BANK 22,850
JPMORGAN CHASE BANK 6,011
JPMORGAN CHASE BANK 250,029
JPMORGAN CHASE BANK 6,200
JPMORGAN CHASE BANK 6,136
Mellon Trust Boston 191,109
MITSUBISHI TRUST INTERNATIONAL 2,913
NORTHERN TRUST BANK BGI SEPA 399,167
NORTHERN TRUST BANK BGI SEPA 173,337
NORTHERN TRUST BANK BGI SEPA 59,930
R C Greig Nominees Limited 39,238
R C Greig Nominees Limited 12,280
R C Greig Nominees Limited 61,067
R C Greig Nominees Limited 8,508
STATE STREET 12,213
STATE STREET BANK AND TRUST 512,867
SWAN NOMINEES LIMITED 2,184
SWAN NOMINEES LIMITED 1,028
TOTAL 43,359,903

5. Number of shares / amount of stock acquired

626,247

6. Percentage of issued class

0.05%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

10 March 2004

12. Total holding following this notification

43,359,903

13. Total percentage holding of issued class following this notification

4.00%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

10 March 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that persons spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Stanlife Nominees Limited

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

2,373,220

8. Percentage of issued class

0.21%

9. Class of security

ordinary shares of 25p

10. Date of transaction

11 March 2004

11. Date company informed

12 March 2004

12. Total holding following this notification

31,632,441

13. Total percentage holding of issued class following this notification

2.92%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

15 March 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Wellington Management Company LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that persons spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Wellington Management Company LLP

5. Number of shares / amount of stock acquired

Nil

6. Percentage of issued class

7. Number of shares / amount of stock disposed

13,494,374

8. Percentage of issued class

1.24

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

1 March 2004

12. Total holding following this notification

82,611,833

13. Total percentage holding of issued class following this notification

7.62%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

1 March 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.